UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

August 22, 2022	Commission File Number: 001-31269

ALCON INC.
(Name of Registrant)

Rue Louis-d'Affry 6
1701 Fribourg, Switzerland
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

EXHIBITS
Exhibit Number	Description
99.1	Press release issued by Alcon Inc. dated August 22, 2022 titled “Alcon to Acquire Aerie Pharmaceuticals, Inc., Enhancing its Ophthalmic Pharmaceutical Portfolio”

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
ALCON INC.

Date: August 22, 2022	By:	/s/ David J. Endicott
Name: David J. Endicott
Title: Authorized Representative

Date: August 22, 2022	By:	/s/ Timothy C. Stonesifer
Name: Timothy C. Stonesifer
Title: Authorized Representative